
July 21, 2020

Dustin Moskovitz
President, Chief Executive Officer, and Chair
Asana, Inc.
1550 Bryant Street, Suite 200
San Francisco, CA 94103

> **Re: Asana, Inc.**
>   **Amendment No. 3 to Draft Registration Statement on Form S-1**
>   **Submitted July 2, 2020**
>   **CIK No. 0001477720**

Dear Mr. Moskovitz:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Risk Factors
If we are unable to attract new customers..., page 19

1.   Here you discuss certain effects of COVID-19 on your business and note that you may continue to experience a reduction in renewal rates. Either here or in your MD&A, please disclose any material reductions in renewal rates that you have experienced and provide a quantitative and qualitative discussion of these reductions.

Selected Consolidated Financial Data, page 57

2.   We note that you disclose Non-GAAP Financial Measures for Non-GAAP loss from operations, Non-GAAP net loss and Free Cash Flow. We also note that you include

       GAAP loss from operations and GAAP net loss in the table. Please revise to include GAAP Cash Flows from Operating Activities in the table. Please also revise the disclosure on page 14 accordingly.

Business

Our Customers, page 108

3.   We note your customer case studies. For each customer identified, please supplementally provide their consents to being identified in the prospectus.

Description of Capital Stock, page 141

4.   Please advise whether any of your restricted stock units vest at the time of your direct listing. If so, tell us whether these holders are expected to sell concurrently with your listing to cover any expected tax liabilities.

Plan of Distribution, page 156

5.   We note that your financial advisors are expected to provide the DMM with the company's fair value per share, as determined by the company's most recently completed independent common stock valuation report. Clarify how this report relates to the estimated fair value determinations by your board of directors used to restrict the sales prices of your common stock between March 16, 2020 and the present.

General

6.   We note numerous references (pages 41 and 156) to how the DMM may consult with and receive "input" from multiple financial advisors (e.g., ". . . the DMM may also consult with our other financial advisors" and on that same page, ". . . our other financial advisors are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding common stock and prelisting selling and buying interest, after consultation with certain institutional investors (which may include certain of the Registered Stockholders) . . . . and certain of our other financial advisors, in their capacity as financial advisors to the Company, and who are available to consult with the DMM . . . .") However, under the rules of the NYSE, the DMM is permitted to consult with/use only one financial advisor (not multiple financial advisors) in connection with the pricing/opening of the direct listing. Please revise accordingly. We note that the use of a single financial advisor is noted on the prospectus cover page, which states, "[b]ased on such orders, the designated market marker will determine an opening price for our Class A common stock in consultation with a financial advisor pursuant to applicable NYSE rules.

7.   Please advise whether the Company, the financial advisors, associate financial advisors, the Registered Stockholders, and any affiliated persons, each intend to rely on, and will conduct their activities in connection with the proposed direct listing within the scope of and in accordance with the representations/terms set forth in the Spotify Technology S.A. No-Action Letter under Regulation M (March 23, 2018) (the "Spotify Letter"). If they

intend to rely on the Spotify Letter, please explain how the disclosure ". . . after consultation with certain institutional investors (which may include certain of the Registered Stockholders . . ." is not inconsistent with the representations set forth in the Spotify Letter. Also, there is a statement on page 43 that ". . . we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market." Please clarify whether this statement is also applicable to financial advisors and associate financial advisors.

8.   Please note that any possible selling activity by the Registered Stockholders where there's excessive compensation (i.e., ". . . or commissions as to particular broker-dealers may be in excess of those customary in the types of transactions involved" as stated on page 157) to be paid to broker-dealers to facilitate such selling would appear to be inconsistent with the second bullet point representation set forth in the Spotify Letter, i.e., the requirement that the ordinary brokerage transactions by the Registered Shareholders be made into an "independent market" (i.e., one not dominated or controlled by the Company or its financial advisors and without any special selling efforts/selling methods). Please revise accordingly or, alternatively, explain how the Company, the Financial Advisors, the Registered Stockholders intend to comply with the trading restrictions in Regulation M in light of their inability to rely on the Spotify Letter.

9.   Please revise the statement on page 39, which currently reads, "Additionally, because there are no underwriters, there is no underwriters' option to purchase additional shares to help stabilize, maintain, or affect the public price of our common stock on *Nasdaq* immediately after the listing."

You may contact Joan Collopy at 202-551-5743 or Elizabeth Sandoe at 202-551-5736 in our Division of Trading and Markets if you have questions regarding comments appearing under "General." Please contact Claire Delabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have any questions on the financial statements or related matters. Please contact Jeff Kauten at 202-551-3774 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Calise Y. Cheng, Esq.